UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Banco Bradesco S.A. Corporate Taxpayer’s No. 60.746.948/0001-12 Registration Number No. 35.300.027.795 Publicly-Held Company Summarized Minutes of the Special and Annual Shareholders’ Meetings held cumulatively on March 10, 2026 Date, Time, Location: On March 10, 2026, at 4:00 p.m., exclusively digitally, pursuant to Item I of Paragraph Two of Article 5 of Resolution No. 81/22 of the Brazilian Securities and Exchange Commission (CVM), as well as Paragraph Two-A of Article 124 of Law No. 6,404/76. Board of the Meeting: Chairman: Luiz Carlos Trabuco Cappi; Secretary: Antonio Campanha Junior. Attendance: Company’s shareholders representing more than two thirds of the voting capital stock, according to the Final Voting Map (Attachment I). Previous Publications: a) the documents mentioned in Article 133 of Law No. 6,404/76, which are: the Financial Statements, the Management and Independent Auditors’ Reports, the Fiscal Council’s Opinion and the Summary of the Audit Committee Report, related to the fiscal year ended on December 31, 2025, were published on February 7, 2026, in “Valor Econômico” newspaper, pages C7 to C18; b) the Call Notice was published on February 7, 10 and 11, 2026, in “Valor Econômico” newspaper, pages B5, A9 and B5. Documents made Available: the documents mentioned in the item "Previous Publications", the Board of Directors´ and the controlling shareholders’ proposals, as well as additional information required by the regulations in force, were made fully available, since February 6, 2026, on the websites of Bradesco, B3 S.A. - Brasil, Bolsa, Balcão (B3) and CVM. Remote Vote: in accordance with the provisions of Sole Paragraph of Article 46-C of CVM Resolution No. 81/22, the shareholders present at the Meetings did not request the reading of the Consolidated Summary Voting Map disclosed to the market on March 9, 2026, which, in accordance with Sole Paragraph of Article 46-B of CVM Resolution No. 81/22, was also made available to shareholders for appreciation. Regarding to Item II of Paragraph Two of Article 28 of CVM Resolution No. 81/22, it was registered that the attending shareholders had no interest in changing the remote vote cast. Summarized Minutes of the Special and Annual Shareholders’ Meetings of Banco Bradesco S.A. held cumulatively on March 10, 2026 - CNPJ no 60.746.948/0001-12 - NIRE 35.300.027.795. .2. Resolutions: in accordance with the Agendas, contained in the mentioned Call Notice, the Company´s shareholders resolved: Special Shareholders´ Meeting agenda: 1. to increase in the stock capital by R$6,670,000,000.00, from R$87,100,000,000.00 to R$93,770,000,000.00, by means of the capitalization of part of the balance of the “Profit Reserves - Legal Reserve” account, without issuing shares, according to Article 169 of Law No. 6 404/76; The Secretary clarified that the approved capital increase was based on a prior opinion from the Fiscal Council, recorded in the Minutes of the Meeting held on 2.4.2026, stating that the proposal was ready to be assessed by the Company´s shareholders and that its transcription was waived, since it is a document drawn up in a proper book and made available on the websites of Bradesco, B3 and CVM. 2. to approve the inclusion of a statutory provision allowing the payment of profit sharing to the management, in accordance with the provisions of Article 152, Paragraph 1 of Law 6,404/76, as well as establishing the authority of the Board of Directors to decide on such profit sharing; 3. to approve the partial amendment of Bylaws to: 3.1. reflect in the head of Article 6 the new amount of the stock capital resulting from the capitalization of reserves, which is subject of proposal 1; and 3.2. include Paragraph 6 in Article 7 and amend the wording of item “p” of Article 9, resulting from proposal 2. Then, the Secretary obtained the shareholders´ agreement to waive the transcription of the previously mentioned statutory provisions, considering that the consolidated Bylaws are part of these Minutes as Attachment II; Annual Shareholders´ Meeting agenda: Summarized Minutes of the Special and Annual Shareholders’ Meetings of Banco Bradesco S.A. held cumulatively on March 10, 2026 - CNPJ no 60.746.948/0001-12 - NIRE 35.300.027.795. .3. 1. to approve in full the management accounts and the Financial Statements related to the fiscal year ended on 12.31.2025. 2. to approve the Board of Directors´ proposal to allocate the net income of the fiscal year 2025, in the amount of R$24,549,088,823.36, as follows: R$3,315,194,279.24 for initial adjustments in the implementation of Resolutions No. 4,966/21 and 4,975/21 of the National Monetary Council (CMN); and subsequently allocation of R$1,061,694,727.20 for the "Profit Reserves - Legal Reserve" account”; R$5,672,927,305.24 for the "Profit Reserves - Statutory" account”; and R$14,499,272,511.68 for payment of interest on shareholders´ equity, of which R$7,599,272,511.68 were fully paid and R$6,900,000,000.00 will be paid, being R$3,000,000,000.00 up to 4.30.2026 and R$3,900,000,000.00 up to 7.31.2026, reaffirming that a new distribution of interest on equity/dividends related to 2025 was not proposed to the Shareholders’ Meeting; 3. complying with the recommendation of the controlling shareholders, it was approved the composition of the Board of Directors by eleven (11) members, for a two-year term, until the Annual Shareholders´ Meeting of 2028; 4. to approve the following composition of the Board of Directors: Member Qualification Condition Luiz Carlos Trabuco Cappi Brazilian, widower, in a stable union, Board Member, Identity Card 5.284.352-X/SSP-SP, Individual Taxpayer's ID 250.319.028/68 reelected Alexandre da Silva Glüher Brazilian, married, Board Member, Identity Card 57.793.933-6/SSP-SP, Individual Taxpayer's ID 282.548.640/04 reelected Denise Aguiar Alvarez Brazilian, divorced, Board Member, Identity Card 5.700.904-1/SSP-SP, Individual Taxpayer's ID 032.376.698/65 reelected Maurício Machado de Minas Brazilian, married, Board Member, Identity Card 7.975.904-X/SSP-SP, Individual Taxpayer's ID 044.470.098/62 reelected Summarized Minutes of the Special and Annual Shareholders’ Meetings of Banco Bradesco S.A. held cumulatively on March 10, 2026 - CNPJ no 60.746.948/0001-12 - NIRE 35.300.027.795. .4. Rubens Aguiar Alvarez Brazilian, married, Board Member, Identity Card 13.129.521-4/SSP-SP, Individual Taxpayer's ID 136.527.778/08 reelected Rogério Pedro Câmara Brazilian, married, Board Member, Identity Card 16.247.624-3/SSP-SP, Individual Taxpayer's ID 063.415.178/90 reelected Ivan Luiz Gontijo Júnior Brazilian, married, Board Member, Identity Card 04140111-8/IFP-RJ, Individual Taxpayer's ID 770.025.397/87 elected Paulo Roberto Simões da Cunha Independent Member Brazilian, married, Board Member, Identity Card 4.840.176-6/SSP-SP, Individual Taxpayer's ID 567.047.048/68 reelected Denise Pauli Pavarina Independent Member Brazilian, divorced, in a stable union, Board Member, Identity Card 11.974.549-5/SSP-SP, Individual Taxpayer's ID 076.818.858-03 reelected Regina Helena Jorge Nunes Independent Member Brazilian, married, Board Member, Identity Card 13.021.543-0/SSP-SP, Individual Taxpayer's ID 112.946.628/05 elected Paulo Rogério Cafarelli Independent Member Brazilian, married, Board Member, Identity Card 3.381.390-2/SSP-PR, Individual Taxpayer's ID 442.887.279-87 elected The Secretary clarified that all members: 1) have business address at Núcleo Cidade de Deus, Vila Yara, Osasco, SP, CEP 06029-900; 2) shall have their names submitted to the approval of the Central Bank of Brazil; 3) shall have a two-year term, extended until the investiture of the Board members to be elected at the Annual Shareholders’ Meeting to be held in 2028; 4) have filed, at the Company headquarters, under the penalties of the Law, statements that they meet the eligibility requirements provided in Articles 146 and 147 of Law No. 6,404/76 and CMN Resolution No. 4,970/2021. In addition to the aforementioned statements, the independent members have also submitted statements confirming their compliance with the independence criteria. 5. Considering the appointments made by the controlling shareholders and since no appointments were made by the minority shareholders, approving the composition of the Fiscal Council by three (3) effective members and their respective alternate members, as follows: Summarized Minutes of the Special and Annual Shareholders’ Meetings of Banco Bradesco S.A. held cumulatively on March 10, 2026 - CNPJ no 60.746.948/0001-12 - NIRE 35.300.027.795. .5. Effective Members Alternate Members José Maria Soares Nunes Brazilian, in stable union, accountant, Identity Card 10.729.603-2/SSP-SP, Individual Taxpayer's ID 001.666.878/20, domiciled at Alameda Páscoa, 93, Tamboré 2, Santana de Parnaíba, SP, CEP 06543-165 Marcos Aparecido Galende Brazilian, married, accountant, Identity Card 16.632.310-X/SSP-SP, Individual Taxpayer's ID 089.419.738/05, domiciled at Doutor Paulo Ferraz da Costa Aguiar, 1600, ap. 151, Bloco G, Vila Yara, Osasco, SP, CEP: 06026-090 Joaquim Caxias Romão Brazilian, married, lawyer, OAB/SP No. 181.860, Individual Taxpayer's ID 010.264.668/65, domiciled at Cuxiponês, 384, Ap. 62, Jardim Vera Cruz, São Paulo, SP, CEP 05030-020 Joaquim Kiyoshi Kavakama Brazilian, married, engineer, Identity Card 8.660.082/SSP-SP, Individual Taxpayer's ID 013.782.508/00, domiciled at Hermano Ribeiro da Silva, 55, ap. 201, Vila Mariana, São Paulo, SP, CEP 04008-080 Ava Cohn Brazilian, married, business administrator, Identity Card 11.073.381-2/SSP-SP, Individual Taxpayer's ID 090.196.928/10, domiciled at Rua Barão de Jaceguai, 908, Ap. 162B, Campo Belo, São Paulo, SP, CEP 04606-001 Vicente Carmo Santo Brazilian, married, consultant, Identity Card 10.832.195-2/SSP-SP, Individual Taxpayer's ID 011.316.688/55, domiciled at Renato Egídio de Souza Aranha, 221 B, Ap. 82, Edifício Capri, Cidade São Francisco, São Paulo, SP, CEP 05353-050 Following the activities, the Secretary informed that the members elected to compose the Fiscal Council: a) will have a one-year term, until the Annual Shareholders’ Meeting to be held in 2027; b) will take up office after the approval of their names by the Central Bank of Brazil; and c) have filed statements, at the Company headquarters, under legal penalties, that they meet the eligibility requirements provided in Articles 146 and 147 of Law No. 6,404/76 and CMN Resolution No. 4,970/2021. 6. to approve the Board of Directors’ proposal for the global remuneration and social security for the managers, for 2026 fiscal year, totaling up to R$910,000,000.00, of which: (i) up to R$873,048,000.00, as fixed, long- Summarized Minutes of the Special and Annual Shareholders’ Meetings of Banco Bradesco S.A. held cumulatively on March 10, 2026 - CNPJ no 60.746.948/0001-12 - NIRE 35.300.027.795. .6. term incentive and variable compensation; and (ii) up to R$36,952,000.00 to fund the management pension plan. The Secretary clarified that, in accordance with the provisions of item "p" of Article 9 of Bylaws, the distribution of the funds approved above will be resolved by the Board of Directors for its own members and for the members of the Board of Executive Officers. 7. to approve the Board of Directors’ proposal for the monthly remuneration of the Fiscal Council members, for 2026 fiscal year, of which: R$46,150.00 for each effective member; and R$6,000.00 for each alternate member. The Secretary clarified that the amount of the remuneration of the Fiscal Council Members fulfill the conditions set forth in Paragraph Three of Article 162 of Law No. 6,404/76. Then, the secretary explained that the resolutions taken in items “1” to “3” of the special agenda and items “4” and “5” of the annual agenda only will only come into force and become effective after approval by the Central Bank of Brazil. Drawing up and Publication of the Minutes: the drafting of the Minutes was authorized as a summary, as well as their publication in the newspaper “Valor Econômico”, the only newspaper in which the Company publishes all its legal publications, with the omission of the signatures of the attending shareholders, as provided for in Paragraphs One and Two of Article 130 of the Law No. 6,404/76. Quorum of Resolutions: approved by an absolute majority of votes, according to the Final Voting Map (Attachment I), which details the approvals, rejections and abstentions quantities of each resolution, registering that the results also include, besides the votes of the shareholders present at this Shareholders´ Meeting exclusively digital, the votes received by the Company through the Distance Voting Ballots until March 6, 2026, as established in Article 27 of CVM Resolution No. 81/22, as well as the votes of ADRs - American Depositary Receipts holders. Approval and signing of the Minutes: these Minutes were approved by all shareholders present and signed by all members present at the Shareholders´ Summarized Minutes of the Special and Annual Shareholders’ Meetings of Banco Bradesco S.A. held cumulatively on March 10, 2026 - CNPJ no 60.746.948/0001-12 - NIRE 35.300.027.795. .7. Meeting. According to CVM Resolution No. 81/22, the shareholders referred to in Paragraph One of Article 47 of the aforementioned Resolution will be considered subscribers. Members present via digital participation, pursuant to Paragraph Six of Article 5 of CVM Resolution No. 81/22: Chairman: Luiz Carlos Trabuco Cappi; Secretary: Antonio Campanha Junior; Auditor: Cláudio Rogélio Sertório; Administrator: Marcelo de Araújo Noronha. -.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-. We declare that this present instrument is a free English translation of the Minutes drawn up in the Company´s records and that the signatures, in the same records, are authentic. Banco Bradesco S.A. Company 00001 – BANCO BRADESCO S.A. Type of Meeting: SPECIAL SHAREHOLDERS’ MEETING Date of Meeting: March 10, 2026 Voting Period: February 6, 2026 Meeting Time: 4:00 p.m. Until: March 6, 2026 APPROVE (YES) REJECT (NO) ABSTAIN 1 ResolutionTo increase in the stock capital by R$6,670,000,000.00, from R$87,100,000,000.00 to R$93,770,000,000.00, by means of the capitalization of part of the balance of the “Profit Reserves - Legal Reserve” account, without issuing shares, according to Article 169 of Law No. 6 404/76. 4,370,516,103 148,123 9,359,467 2 ResolutionTo provide for the inclusion of a statutory provision allowing the payment of profit sharing to the management, in accordance with the provisions of Article 152, Paragraph 1 of Law 6,404/76, and the authority of the Board of Directors to decide on such profit sharing. 3,963,850,498 393,931,258 22,241,937 3 ResolutionTo reflect in the head of Article 6, of Bylaws, the new amount of the stock capital resulting from the capitalization of reserves, which is subject of proposal to increase in the stock capital by R$6,670,000,000.00, from R$87,100,000,000.00 to R$93,770,000,000.00. 4,317,771,291 52,889,726 9,362,676 4 ResolutionTo include, in Bylaws, Paragraph 6 in Article 7 and amend the wording of item “p” of Article 9, resulting from proposal to include a statutory provision to allow the payment of profit sharing to the management and the authority of the Board of Directors to decide on such profit sharing. 3,910,178,358 446,074,544 23,770,791 RESOLUTION´S CODE RESOLUTION DESCRIPTION VOTE OF THE RESOLUTION AND QUANTITY OF SHARES Final Summary Voting Map Attachment I Company 00001 – BANCO BRADESCO S.A. Type of Meeting: ANNUAL SHAREHOLDERS’ MEETING Date of Meeting: March 10, 2026 Voting Period: February 6, 2026 Meeting Time: 4:00 p.m. Until: March 6, 2026 APPROVE (YES) REJECT (NO) ABSTAIN 1 ResolutionTo acknowledge the management accounts and examine, discuss and vote on the Financial Statements related to the fiscal year ended on December 31, 2025. 4,270,153,029 30,763 98,531,842 2 ResolutionTo allocate the net income of the 2025 fiscal year, as detailed in the Manual of the Shareholders´ Meeting available at https://www.bradescori.com.br/en/bradesco/corporate-governance/shareholders-meetings/proposals-manuals/ 4,367,859,575 113,245 742,814 3 ResolutionControlling shareholders´ proposal for definition of eleven (11) members to the Board of Directors. 4,367,325,197 692,202 698,235 5.1 Individual Election Board of Diretors Election of the Board of Directors per candidate - limit of vacancies to be filled: 11. Appointment of candidates for the Board of Directors (the shareholder may appoint as many candidates as there are vacancies to be filled in the general election. The votes indicated in this field will not be considered if the shareholder holding voting shares also fills in the fields present in the separate election of a board of directors´ member and if the separate election to which these fields refer occurs)Limit of vacancies to be filed 11Luiz Carlos Trabuco Cappi 4,290,307,275 76,628,120 1,780,239 5.2 Individual Election Board of Diretors Alexandre da Silva Glüher 4,323,356,849 43,832,600 1,526,185 5.3 Individual Election Board of Diretors Denise Aguiar Alvarez 4,338,132,081 29,054,090 1,529,463 5.4 Individual Election Board of Diretors Rogério Pedro Câmara 4,235,637,800 131,547,350 1,530,484 5.5 Individual Election Board of Diretors Mauricio Machado de Minas 4,295,225,355 71,959,544 1,530,735 5.6 Individual Election Board of Diretors Rubens Aguiar Alvarez 4,341,924,633 25,191,323 1,599,678 5.7 Individual Election Board of Diretors Ivan Luiz Gontijo Junior 4,350,104,237 17,010,202 1,601,195 5.8 Individual Election Board of Diretors Paulo Roberto Simões da Cunha (Independent Member) 4,359,791,659 7,415,639 1,508,336 5.9 Individual Election Board of Diretors Denise Pauli Pavarina (Independent Member) 4,358,778,841 8,422,758 1,514,035 5.10 Individual Election Board of Diretors Regina Helena Jorge Nunes (Independent Member) 4,367,144,250 61,920 1,509,464 5.11 Individual Election Board of Diretors Paulo Rogério Caffarelli (Independent Member) 4,367,166,294 46,168 1,503,172 10 Fiscal Council Election - Company CoalitionElection of the Fiscal Council by a single coalition. Indication of all names that compose the coalition – Controlling ShareholdersJose Maria Soares Nunes / Marcos Aparecido Galende, Joaquim Caxias Romão / Joaquim Kiyoshi Kavakama and Ava Cohn / Vicente Carmo Santo 4,350,673,507 50,555 17,991,572 12 ResolutionTo fix the overall management remuneration for the 2026 fiscal year, in the amount of R$873,048,000.00, as well as the funds to cover the Pension Plan, in the amount of R$36,952,000.00. 4,274,100,203 76,676,063 17,939,368 13 ResolutionTo fix the remuneration of the members of the Fiscal Council for the 2026 fiscal year, of which R$46,150.00 for the effective members and R$6,000.00 for the alternate members. 4,348,937,434 27,855 19,750,345 VOTE OF THE RESOLUTION AND QUANTITY OF SHARES RESOLUTION DESCRIPTION RESOLUTION´S CODE Final Summary Voting Map Attachment I Attachment II Bylaws approved in the EGM of March 10, 2026 Page 1 of 14 Banco Bradesco S.A. Corporate Bylaws Section I – The Organization, Duration and Headquarters Article 1) Banco Bradesco S.A., a publicly-held company, hereinafter referred to as the Company, which is governed by these Bylaws. Sole Paragraph - Upon admission of the Company on June 26, 2001, in the special listing segment called Tier 1 of Corporate Governance of B3 S.A. - Brazilian Exchange & OTC (B3), the Company, its shareholders, managers and the Fiscal Council members are subject to the provisions of the Corporate Governance Tier 1 Listing Regulation of B3 (Tier 1 Regulation). The Company, its managers and shareholders must also observe the provisions of the Regulation for Listing of Issuers and Admission to Securities Trading, including the rules concerning the withdrawal and exclusion of trading of securities admitted to trading on Organized Markets managed by B3. Article 2) The Company’s term of duration is indefinite. Article 3) The Company’s headquarters and jurisdiction are in the administrative center called “Cidade de Deus”, in Vila Yara, city and judicial district of Osasco, State of São Paulo. Article 4) The Company may establish or close Branches in the Country, at the discretion of the Board of Executive Officers, and Abroad, upon the additional approval by the Board of Directors, hereinafter referred to as the Board, which shall also be responsible for approving the incorporation and/or closure of any other Bradesco Units/Subsidiaries outside of the Brazilian territory. Section II - Corporate Purpose Article 5) The Company’s corporate purpose is conducting general banking activities, including foreign exchange transactions, and managing security portfolios, in the functions of fiduciary administrator and manager of funds. Sole Paragraph – The functions of fiduciary administration and management of third-party funds shall be exercised by means of separated structures, according to applicable legislation and regulation. Section III – Share Capital Article 6) The share capital is R$93,770,000,000.00 (ninety-three billion, seven hundred and seventy million reais), divided into 10,592,012,028 (ten billion, Attachment II Banco Bradesco S.A. Corporate Bylaws Bylaws approved in the EGM of March 10, 2026 Page 2 of 14 five hundred and ninety-two million, twelve thousand and twenty-eight) nominative-book-entry shares, with no par value, of which 5,303,870,781 (five billion, three hundred and three million, eight hundred and seventy thousand, seven hundred and eighty-one) are common shares and 5,288,141,247 (five billion, two hundred and eighty-eight million, one hundred and forty-one thousand, two hundred and forty-seven) are preferred shares. Paragraph One - Common shares shall confer on its holders the rights and privileges provided by law. In the event of a public offering, due to a possible change of control of the Company, the common shares that are not part of the controlling group shall be entitled to receive one hundred percent (100%) of the amount paid per common share owned by the controllers. Paragraph Two - Preferred shares shall have no voting rights, however, shall entitle their holders to the following rights and privileges: a) priority in the reimbursement of the share capital, in the event of liquidation of the Company; b) dividends that are ten percent (10%) higher than those ascribed to common shares; c) inclusion in a public offering resulting from a possible alienation of the control of the Company, whereby the holders are assured receipt of a price equal to eighty percent (80%) of the amount paid per common share, as part of the controlling group. Paragraph Three – The Company is authorized to increase the share capital, by Board of Directors resolution, regardless of statutory amendment, until the share capital reaches the limit of 17,200,000,000 (seventeen billion and two hundred million) common and/or preferred shares, without keeping a proportion among the shares of each type, observing the maximum limit defined by law, in the case of preferred shares. Issues for sale on stock exchanges, public subscription and exchange for shares in control takeover bids may be carried out without observing the pre-emptive right of former shareholders, or with a reduction in the period for exercising this right. Paragraph Four - In the event of a capital increase, at least fifty percent (50%) of the capital shall be paid at the time of subscription and the remaining amount shall be paid upon a call by Board of Executive Officers, pursuant to legal precepts. Paragraph Five - The Company’s shares are all the book-entry kind, which are kept in deposit accounts of the Company itself, issued in favor of their Attachment II Banco Bradesco S.A. Corporate Bylaws Bylaws approved in the EGM of March 10, 2026 Page 3 of 14 holders, without issuance of certificates, whereby the shareholders may be charged for the cost of the service relative to the transfer of ownership of such shares. Paragraph Six - The following shall not be permitted: a) conversion of common shares into preferred shares and vice versa; b) issuance of beneficiary portions. Paragraph Seven - The Company may, subject to an authorization of the Board, acquire shares issued by the Company itself, for cancellation or temporary maintenance in treasury, and subsequent sale. Section IV - Management Article 7) The Company shall be managed by a Board of Directors and a Board of Executive Officers. Paragraph One - The positions of Chairman of the Board of Directors and CEO or main executive may not be exercised by the same person. Paragraph Two - The investiture of members of the Board of Directors and Board of Executive Officers shall be subject to prior signature in the Management Statement of Consent, pursuant to the Tier 1 Regulation, as well as compliance with applicable legal requirements. Paragraph Three - The members of the Board of Directors and of the Board of Executive Officers shall have a unified term of office of two (2) years, in which reelection is permitted, which shall extend until the investiture of new elected managers. Paragraph Four – The members of the Board of Directors shall exercise their terms until they reach seventy-five (75) years old, except for: i. the Chairman in office at the 2023 Annual Shareholders´ Meeting who shall not have an age limit to exercise his term; and ii. the other members with a term in progress at the 2023 Annual Shareholders´ Meeting. For them, the age limit to exercise the terms in the Board of Directors shall be the date on which they reach eighty (80) years old. Paragraph Five - Notwithstanding the provisions of the preceding Paragraph, the members of the Board of Executive Officers shall exercise their terms only until the day on which they reach sixty-five (65) years old. Attachment II Banco Bradesco S.A. Corporate Bylaws Bylaws approved in the EGM of March 10, 2026 Page 4 of 14 Paragraph Six - In addition to remuneration, whose total annual amount shall be approved at the Shareholders´ Meeting, administrators may receive profit sharing, within the limits established by current legislation. Section V - Board of Directors Article 8) The Board of Directors shall consist of six (6) to eleven (11) members elected by the Shareholders’ Meeting, who shall choose, among themselves, in accordance with the provisions of Paragraph One of Article 7, one (1) Chairman and one (1) Vice Chairman. Paragraph One - The decisions of the Board shall only be valid if approved by an absolute majority of the effective members, including the Chairman, who shall have the casting vote, in the event of a tie. Paragraph Two – The participation shall be permitted for any member by means of a teleconference or videoconference or by any other means of communication that can assure the effectiveness of his/her participation, and his/her vote shall be considered valid for all legal purposes. Paragraph Three - If the position of the Chairman of the Board being vacant or the Chairman being absent or temporarily unavailable, the Vice Chairman shall take over. In the absences or temporary impediments of the latter, the Chairman shall designate a substitute from among the other members. If there is a vacancy in the position of Vice Chairman, the Board shall appoint a substitute from among its members, who shall serve for the time missing to complete the term of office of the replaced member. Paragraph Four - In the event of temporary or permanent leave of any other Board member, the remaining members may appoint a substitute, to serve on a temporary or permanent basis, with due regard for the precepts of law and of these Bylaws. Article 9) In addition to the duties set forth by law and these Bylaws, the Board include the following: a) to ensure that the Board of Executive Officers is always strictly capable of performing its duties; b) to ensure that the corporate businesses are conducted with probity, so as to preserve the good name of the Company; c) whenever possible, to preserve administrative continuity, which is strongly recommended for the stability, prosperity and security of the Company; d) to establish the general orientation of the Company's business, including the decisions on the constitution and functioning of Attachment II Banco Bradesco S.A. Corporate Bylaws Bylaws approved in the EGM of March 10, 2026 Page 5 of 14 Operating Portfolios, defining policies and limits to be observed by the Management; e) to authorize the Company, as well as its directly and indirectly subsidiaries, to acquire, encumber or sale equity interest or assets that are part of the Non-Current Assets, if its amount exceed half a percent (0.5%) of the Company's Net Worth, as calculated on the last audited balance sheet; f) to decide on the trading of shares issued by the Company itself, pursuant to Paragraph Seven of Article 6; g) to authorize the granting of any form of donation, contribution or assistance, regardless of the beneficiary, observing the rules and jurisdictions established by the Board of Directors in internal rules; h) to approve the payment of dividends and/or interest on shareholders’ equity proposed by the Board of Executive Officers; i) to submit to the Shareholders’ Meeting the proposals that aim at increasing the share capital without issue of shares, reducing the share capital, grouping or the unfolding of actions, mergers, incorporations, or spin-offs and statutory reforms of the Company; j) to approve, within the limit of the authorized capital, the issue of shares or subscription bonus or any other securities, instrument or securities convertible into shares, by means of public or private subscription, setting the issue price, conditions of payment and other conditions of the issue, as well as approving a capital increase through the capitalization of profits or reserves with bonus shares; k) to manifest themselves in relation to any public offering having as subject shares or securities that can be converted or exchanged for shares of the Company, which shall contain, among other relevant information, the opinion of Management concerning the possible acceptance of the public offering and of the economic value of the Company; l) to manifest themselves on corporate events that may give rise to a change of control, determining if they ensure fair and equitable treatment for the shareholders of the Company; m) to make decisions on the associations that involve the Company or its subsidiaries, including the participation in shareholders’ agreements; n) to examine and resolve on the budgets and financial statements submitted by the Board of Executive Officers; o) to bring into its sphere of deliberation specific subjects of interest for the Company and to decide on the omitted cases; p) regulate and carry out the distribution to the Managers: (i) the remuneration and social security funds, limited to the annual global amount approved by the Shareholders’ Meeting; and (ii) the profit sharing, within the legal limits; q) to establish the compensation of the members of Audit Committee, observing the provided in the Internal Charter of the Audit Committee; Attachment II Banco Bradesco S.A. Corporate Bylaws Bylaws approved in the EGM of March 10, 2026 Page 6 of 14 r) to supervise the management environment of risks and internal controls; s) constantly seek to align the Company´s strategic planning with ESG (Environmental, Social and Governance) aspects; and t) to resolve on transaction with related party or a set of transactions with related parties, in compliance with the applicable legislation and the criteria provided for in internal policies and standards. Sole Paragraph - The Board may assign special duties to the Board of Executive Officers and any of its members, as well as establish committees to deal with specific matters within the scope of the Board of Directors. Article 10) The Chairman of the Board shall preside the meetings of the Body, subject to the provisions of Paragraph Three of Article 8. Sole Paragraph - The Chairman of the Board may call the Board of Executive Officers and participate, together with other Board members, in any of its meetings. Article 11) The Board shall meet regularly 12 (twelve) times per annum and, extraordinarily, when the interests of the company so require, as convened by its Chairman, or half of the remaining members, drawing up the minutes for each meeting. Section VI - Board of Executive Officers Article 12) The Company´s Board of Executive Officers is elected by the Board of Directors and shall consist of 60 (sixty) to 100 (one hundred) members, being 1 (um) Chief Executive Officer and the other members distributed among the positions of Vice President, Executive Officer, Officer and Regional Officer, at the Board of Directors´ discretion. Paragraph One - The Board of Directors shall establish, in the first meeting of the Body that takes place after the Annual Shareholders’ Meeting, and whenever necessary, the number of officers to be elected, designating them, by name, within the positions in the “caput” of this Article, subject to the provisions of Paragraph One of Article 7 and the requirements of Article 17 of these Bylaws. Paragraph Two - The Board of Executive Officers, an executive body of the Company, will be composed by members with the positions of Chief Executive Officer, Vice President and Executive Officer. Article 13) It is incumbent upon the officers to manage and represent the Company and bind it by means any acts and agreements of its interest, and may Attachment II Banco Bradesco S.A. Corporate Bylaws Bylaws approved in the EGM of March 10, 2026 Page 7 of 14 waiver or forbear rights, and acquire, dispose of or encumber goods or assets pursuant to item “e” of Article 9 of these Bylaws. Paragraph One - With the exceptions provided for expressly in these Bylaws, the Company is only obliged, by the joint signatures of at least two (2) Officers, one of them being the Chief Executive Officer or Vice President. Paragraph Two - The Company may also be represented by at least one (1) Officer and one (1) attorney, or by at least two (2) attorneys, and jointly, specifically represented by two (2) Officers, as described in the previous paragraph, with the relevant power of attorney mentioning their powers, the acts that they can practice and their term. Paragraph Three - The Company may also be represented separately by any member of the Board of Executive Officers or by an attorney with specific powers, in the following cases: a) term of office with an "ad judicia" clause, in which the power of attorney may have an indeterminate period and be reinstated; b) upon summoning or subpoenas; c) participation in biddings; d) in the Shareholders’ Meetings of companies or investment funds in which the company participates, as well as those of which it is a partner or affiliated entity; e) before Government bodies and offices, provided that it does not involve the assumption of responsibilities and/or obligations by the Company; f) in-court testimony; and g) before the certifying entities to obtain digital certificates. Article 14) In addition to the normal assignments given to them by law and by these Bylaws, it is specifically up to each member of the Board of Executive Officers: a) for the Chief Executive Officer: (i) to coordinate the execution of the strategic plan outlined by the Board of Directors; (ii) to promote the distribution of responsibilities and of the areas the Executive Officers are responsible for; (iii) to supervise and coordinate, directly, the actions of the Executive Vice Presidents and, indirectly, of the other members of the Board of Executive Officers; and (iv) to preside over the meetings of the Board of Executive Officers; b) for the Vice Presidents: (i) to collaborate with the Chief Executive Officer in the performance of their duties; (ii) to replace, when appointed by the Board of Directors, the CEO in their absences or Attachment II Banco Bradesco S.A. Corporate Bylaws Bylaws approved in the EGM of March 10, 2026 Page 8 of 14 temporary impediment; and (iii) to supervise and coordinate, directly, the actions of the Managing Officers and, indirectly, of the other members of the Board of Executive Officers, within the scope of their reporting line; c) for the Executive Officers: to perform the functions assigned to them, supervising and coordinating the actions of the officers that are within the scope of their reporting line; d) for the Officers: to perform the tasks assigned to them; and e) for the Regional Officers: to guide and supervise the Service Points under their jurisdiction and comply with the duties to which they are assigned. Article 15) The Board of Executive Officers shall hold ordinary meetings on a fortnightly basis, and special meetings whenever necessary. The decisions taken shall only be valid when more than half of the effective members attend the relevant meeting. The presence of the Chief Executive Officer or his/her substitute, who shall have the casting vote in the case of a tie, is mandatory. The special meetings shall be held whenever called by the Chairman of the Board, the Chief Executive Officer or by half of other Executive Officers. Article 16) In the event of a vacancy, absence or temporary impediment of the Chief Executive Officer, the Board shall appoint his/her substitute. Article 17) In order to exercise the function of Officer it is necessary to dedicate themselves to the Company and observe its internal rules, where the exercise of other activities that conflict with the objectives of the Company is forbidden. Section VII - Fiscal Council Article 18) The Fiscal Council, which shall operate permanently, shall be consisting of three (3) to five (5) regular members and of an equal number of Deputies. Section VIII - Audit Committee Article 19) The Company shall have an Audit Committee consisting of three (3) to five (5) members of recognized technical competence, being one (1) Coordinator, appointed and dismissible by the Board of Directors. Paragraph One - The following are basic requirements to exercise the position of a member of the Audit Committee: I – not to be, nor have been, within the last twelve months: Attachment II Banco Bradesco S.A. Corporate Bylaws Bylaws approved in the EGM of March 10, 2026 Page 9 of 14 a) an officer of the Company, its parent Company or its affiliates, subsidiaries or jointly controlled companies, directly or indirectly; b) an employee of the Company, its parent company or its affiliates, subsidiaries or jointly controlled companies, directly or indirectly; c) a technical responsible, officer, manager, supervisor nor any other member, with management role, of the team involved in the Company’s auditing works; and d) a member of the Fiscal Council of the Company, its parent company or its affiliates, subsidiaries or jointly controlled companies, directly or indirectly. II – not to be spouse, partner nor a relative in direct line, in collateral line and by affinity up to the second level of the people referred to in subparagraph “a” and “c” of the subsection I; III – not to receive any other kind of remuneration from the Company or from its parent company or its affiliates, subsidiaries or jointly controlled companies, directly or indirectly, that is not related to their role as an Audit Committee’s member; and; IV – not to hold positions, especially on boards of directors, advisory or fiscal councils, in companies that may be considered as market competitors or in which a conflict of interest may arise. Paragraph Two - At least one of the Audit Committee members shall have proven knowledges in accounting area that qualify them for such function. Paragraph Three - At least one of the Audit Committee members must be a member of the Board of Directors that is not part of the Board of Executive Officers. Paragraph Four -A member of the Audit Committee may be removed by the Board of Directors at any time, in cases of conflict of interest, non-compliance with the obligations that are inherent to their position or if they have a performance that is less than what is expected by the Organization. Paragraph Five - The internal charter of the Audit Committee, which will be at the disposal of Central Bank of Brazil, will be approved by the Board of Directors and will regulate, among other matters, the duties of the Audit Committee, the compensation criteria and the term of office of its members. Section IX - Remuneration Committee Attachment II Banco Bradesco S.A. Corporate Bylaws Bylaws approved in the EGM of March 10, 2026 Page 10 of 14 Article 20) The Company shall have an organizational body referred to as Remuneration Committee, which may act on behalf of other Institutions that make up the Bradesco Organization, consisting of three (3) to seven (7) members, appointed and removable from office by the Board of Directors, with a two (2)-year term of office, and one of them shall be appointed Coordinator. Paragraph One - The members shall be appointed from among the members of the Board of Directors, except for one (1) member who necessarily be a non-manager. Paragraph Two - The members of the Board of Directors and the non-manager member, when an employee of the Bradesco Organization, shall not be compensated due to the position of member of the Remuneration Committee. While being a non-employee, when nominated, shall have his/her compensation established by the Board of Directors, pursuant to the market parameters. Paragraph Three - The members of the Remuneration Committee may be re-elected and they are forbidden to remain in office during a term that exceeds ten (10) years. Only after the completion of such term, the member may return to the Committee, after at least three (3) years have elapsed. Paragraph Four - The Committee's primary responsibility is of assisting the Board of Directors with the conduction of policies related to the compensation of executive managers, according to applicable legislation. Section X – Ombudsman Article 21) The Company shall have an Ombudsman organizational component of, which may be able to act on behalf of all Institutions of the Bradesco Organization that are authorized by the Central Bank of Brazil, with one (1) person responsible in the position of Ombudsperson, who shall be appointed by the Board of Directors, with a twenty-four (24)-month term of office, with reelection permitted. Paragraph One - The Ombudsman cannot be entailed to an organizational component of the Bradesco Organization in a way that shows a conflict of interest or duties, like the bargaining units of product and services, risk management, internal audit and compliance. Paragraph Two - A manager or employee of the Bradesco Organization may be appointed as Ombudsman if he or she has: Attachment II Banco Bradesco S.A. Corporate Bylaws Bylaws approved in the EGM of March 10, 2026 Page 11 of 14 a) a bachelor’s degree; b) extensive knowledge of the activities carried out by the institutions represented and their products, services, processes, systems, etc.; c) functional capacity to assimilate the issues that are submitted to the Ombudsman, carry out administrative consultations to sectors whose activities were questioned and direct the answers for the questions presented; d) technical and administrative conditions to comply with other requirements arising from the regulations published on the activities of the Ombudsman; and e) proven technical aptitude to perform the activities covered by the purposes and attributions described in Paragraphs Three and Four below. Paragraph Three - The Ombudsman’s purpose is to check strict compliance with legal and regulatory rules related to consumers’ rights, ultimately meeting the demands of customers and users of products and services that have not been resolved in the institution's primary service channels and acting as a communication channel between the Institutions under the “caput” of this Article and the clients and users of products and services, including mediating conflicts. Paragraph Four - The ombudsman's duties include the following activities: a) receiving, registering, instructing, analyzing and formally and properly dealing with complaints by clients and users of products and services of the Institutions under the “caput” of this Article, that are not resolved by the usual services offered by the branches or by any other service station; b) providing necessary clarifications and replying to claimants in relation to the status of the complaints and of the solutions offered; c) informing the claimants on the waiting time for a final answer, which should not exceed ten (10) business days, and that may be extended, exceptionally and in a justified manner, only once, for an equal period, limiting the number of extensions to ten percent (10%) of total claims in the month, and the claimant must be informed of the reasons for the extension; d) forward a conclusive answer to the demand of the claimants within the period established in item "c"; e) proposing to the Board of Directors corrective or improvement measures for the procedures and routines based on the analyses of the complaints received; and f) prepare and submit to the Board of Directors, the Audit Committee and the Internal Audit, in the end of each semester, a quantitative Attachment II Banco Bradesco S.A. Corporate Bylaws Bylaws approved in the EGM of March 10, 2026 Page 12 of 14 and qualitative report on the Ombudsman's operation, including the proposals mentioned in item "e", when existing, and keeping them informed on the result of the measures adopted by the institution's management to address them. Paragraph Five - In its absence or temporary disability, the Ombudsman shall be replaced by an official member of the Ombudsman, who meets the requirements of Paragraph Two of this Article. In the case of vacancy, the Board shall appoint a replacement for the remaining term of office who shall complete the term of office of the replaced person. Paragraph Six - The Ombudsman may be dismissed by the Board of Directors at any time in cases of non-compliance with the obligations of his/her office or if he/she presents a performance that is less than what is expected by the Organization. Paragraph Seven - The Company: a) shall maintain adequate conditions for the functioning of the Ombudsman, as well as for his/her actions to be based on transparency, independence, impartiality and exemption; and b) shall ensure the Ombudsman's access to the information that is necessary to prepare the appropriate response to the complaints received, with full administrative support, and may request information and documents for the exercise of its activities. Section XI - Shareholders’ Meetings Article 22) The Annual and Special Shareholders’ Meetings shall be: a) convened with at least one (1) month notice; b) conducted by the Chairman of the Board, or by his/her statutory substitute or even by a person appointed by the current Chairman, who shall invite one or more shareholders to act as Secretaries. Section XII – The Fiscal Year and Income Distribution Article 23) The fiscal year coincides with the civil year, ending on December 31. Article 24) Balance sheets shall be prepared at the end of each semester, on June 30 and December 31 of each year. The Board of Executive Officers, subject to approval by the Board of Directors, may determine the preparation of other balance sheets for shorter periods, including monthly balance sheets. Attachment II Banco Bradesco S.A. Corporate Bylaws Bylaws approved in the EGM of March 10, 2026 Page 13 of 14 Article 25) The Net Income, as defined in Article 191 of Law No. 6,404/76, accounted for at least six-months in advance of the annual balance sheet shall be allocated in the following order: I. constitution of the Legal Reserve; II. constitution of the Reserves set forth in Articles 195 and 197 of aforementioned Law No. 6,404/76, subject to a proposal of the Board of Executive Officers, approved by the Board of Directors and resolved in a Shareholders’ Meeting; III. payment of dividends, proposed by the Board of Executive Officers and approved by the Board of Directors, which, added to interim dividends and/or interest on shareholders’ equity referred to in Paragraphs One and Two of this Article, given that they are declared, guarantee for the shareholders, upon each fiscal year, as a mandatory minimum dividend, thirty percent (30%) of the relevant net income, adjusted by the decrease or increase of the amounts specified in Subsections I, II and III of the “caput” of Article 202 of the mentioned Law No. 6,404/76. Paragraph One - The Board of Executive Officers, subject to approval by the Board of Directors, is authorized to declare and pay interim dividends, especially semiannual and monthly dividends, resulting from Retained Earnings or existing Profit Reserves. Paragraph Two - The Board of Executive Officers may, also, subject to approval by the Board, authorize the distribution of income to shareholders as interest on shareholders’ equity, pursuant to specific legislation, in total or partial substitution of interim dividends, the declaration of which is permitted by the foregoing paragraph or, further, in addition thereto. Paragraph Three - Any interest eventually paid to the shareholders shall be imputed, net of withholding income tax, to the mandatory minimum dividend amount for that fiscal year (30%), in accordance with Subsection III of the “caput” of this Article. Article 26) The net income balance, recorded after the distributions provided for above, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at a Shareholders’ Meeting, one hundred percent (100%) may be allocated to the Profit Reserves – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s operations, up to a limit of ninety-five percent (95%) of the amount of the paid-in share capital. Attachment II Banco Bradesco S.A. Corporate Bylaws Bylaws approved in the EGM of March 10, 2026 Page 14 of 14 Sole Paragraph - In the event that the Board of Executive Officers´ proposal regarding the allocation of Net Income for that fiscal year contains a provision for the distribution of dividends and/or payment of interest on shareholders’ equity, in an amount in excess of the mandatory dividend established in Article 25, Subsection III, and/or retention of income pursuant to Article 196 of Law No. 6,404/76, the Net Income balance for the purpose of constituting the reserve mentioned in this Article shall be determined after the full deduction of each one of the allocations. Section XIII – Signing of Indemnity Agreements Article 27) Notwithstanding the possibility of purchasing the specific insurance to cover management risks, the Company may sign indemnity agreements on behalf of (i) members of the Board of Directors, Board of Executive Officers, Fiscal Council and advisory committees of the Company itself or of its subsidiaries, (ii) employees who exercise the role or position of management in the Company or its subsidiaries and (iii) people, employees or otherwise, who have been appointed by the Company to hold positions, whether statutory or not, in entities in which the Company participates as a partner, associate or sponsor (jointly or separately “Beneficiaries”), in order to pay for expenses, indemnities and other amounts incurred by them in connection with claims, inquiries, investigations, proceedings and arbitration, judicial or administrative proceedings, in Brazil or abroad, involving acts by the Beneficiaries in the regular exercise of their attributions or powers, established by the Company. Sole paragraph – The Board of Directors shall be responsible for approving the rules, procedures, conditions and limitations to be observed for the signing and the execution of the indemnity agreements, as well as defining the persons with whom the indemnity agreements shall be drawn. ************************** We declare that this present instrument is a free English translation of the Bylaws of Banco Bradesco S.A., whose update was approved at the Special Shareholders’ Meeting held on March 10, 2026. Banco Bradesco S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 18, 2026

BANCO BRADESCO S.A.

By:	/S/Luiz Carlos Trabuco Cappi
Luiz Carlos Trabuco Cappi Chairman of the Board of Directors

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.